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                                                                    Exhibit 15.9

                         CONSENT OF INDEPENDENT AUDITORS

We hereby consent to the incorporation by reference in the Registration Statements of Elron Electronic Industries Ltd. on Form S-8 (File No. 333-111310 and File No. 333-10570) of our report dated January 29, 2004 , on our audit of the consolidated financial statements of Chipx (Israel) Ltd. (former name: Chip Express (Israel) Ltd.) as of December 31, 2003 and 2002, and for the years then ended, which is included in the Elron Electronic Industries Ltd. Annual Report on Form 20F for the year ended December 31, 2003.


                                        /s/ KOST FORER GABBAY & KASIERER
                                        A member of Ernst & Young  Global

June 21, 2004
Haifa, Israel